SD
9/5/03



S ... COMMISSION
0549

03051693

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

VF 9-4-03

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SEC FILE NUMBER
8- 50856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
U.S. Global Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Callaghan Road
(No. and Street)

San Antonio, Texas 78229
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan McGee (210) 308-1239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2121 San Jacinto Street, Suite 1500, Dallas, Texas 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
AUG 29 2003
836

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Tracy Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Global Brokerage, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY G. HENK
MY COMMISSION EXPIRES
September 28, 2003

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedules

U.S. Global Brokerage, Inc.

Year Ended June 30, 2003
with Report and Supplemental Report of Independent Auditors

U.S. Global Brokerage, Inc.

Financial Statements and Supplemental Schedules

Year Ended June 30, 2003

Contents



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Board of Directors
U.S. Global Brokerage, Inc.

We have audited the accompanying statement of financial condition of U.S. Global Brokerage, Inc. (the Company) as of June 30, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Global Brokerage, Inc. at June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

August 8, 2003

U.S. Global Brokerage, Inc.

Statement of Financial Condition

June 30, 2003

Assets		
Cash and cash equivalents	$	228,078
Net commissions and other receivables from affiliates		75,717
Prepaid expenses and other assets		96,508
Total assets	$	400,303
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	61,556
Accounts payable to affiliates		34,947
Total liabilities		96,503
Stockholder's equity:		
Common stock, par value $1.00 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		3,174,654
Accumulated deficit		(2,871,854)
Total stockholder's equity		303,800
Total liabilities and stockholder's equity	$	400,303

See accompanying notes.

U.S. Global Brokerage, Inc.

Statement of Operations

Year Ended June 30, 2003

Revenues:		
Distribution fees	$	16,000
Investment income		1,828
		17,828
Expenses:		
General and administrative		845,906
		845,906
Loss before income taxes		(828,078)
Provision for income taxes		-
Net loss	$	(828,078)

See accompanying notes.

U.S. Global Brokerage, Inc.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2003

	Common Stock	**Additional Paid-In Capital**	**Accumulated Deficit**	**Total Stockholder's Equity**
Balance at June 30, 2002	$ 1,000	$2,345,729	$(2,043,776)	$ 302,953
Net loss	-	-	(828,078)	(828,078)
Contributions of additional paid-in capital	-	828,925	-	828,925
Balance at June 30, 2003	$ 1,000	$3,174,654	$(2,871,854)	$ 303,800

See accompanying notes.

U.S. Global Brokerage, Inc.

Statement of Cash Flows

Year Ended June 30, 2003

Operating Activities	
Net loss	$ (828,078)
Adjustments to reconcile net loss to net cash used in operating activities:	
Provision for losses on accounts receivable	64,488
Changes in operating assets and liabilities:	
Net commissions and other receivables from affiliates	(44,185)
Prepaid expenses and other assets	(18,770)
Accounts payable and accrued liabilities	16,137
Accounts payable to affiliates	(1,835)
Net cash used in operating activities	(812,243)
Financing Activities	
Capital contributions	828,925
Net cash provided by financing activities	828,925
Increase in cash	16,682
Cash and cash equivalents, beginning of year	211,396
Cash and cash equivalents, end of year	$ 228,078

See accompanying notes.

U.S. Global Brokerage, Inc.

Notes to Financial Statements

June 30, 2003

1. Organization

U.S. Global Brokerage, Inc. (USGB or the Company), a wholly owned subsidiary of U.S. Global Investors, Inc. (USGI), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934. USGB is organized for the purpose of providing distribution services for U.S. Global Investors Funds (USGIF) and U.S. Global Accolade Funds (USGAF) mutual fund shares. USGB receives certain distribution fees for rendering these services to USGAF. Additionally, USGB is responsible for the promotional and marketing expenses of USGIF and USGAF. USGB is reimbursed by USGAF for its proportionate share of these expenses.

USGB is completely dependent on USGI to provide the necessary capital and liquidity to pay the promotional and marketing expenses. USGI also pays certain operating expenses of USGB. USGB does not reimburse USGI for such operating expenses, and as such actual results could differ from those reported in the absence of this arrangement. USGI has agreed to provide sufficient capital for the Company to operate through June 30, 2004.

2. Significant Accounting Policies

Cash and Cash Equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consisted of $228,078 in USGIF money market mutual funds on June 30, 2003.

Net Commissions and Other Receivables From Affiliates. The Company is reimbursed for certain distribution expenses incurred on behalf of USGAF in accordance with Rule 12b-1of the Investment Company Act of 1940. The gross receivable balance at June 30, 2003 was $140,205. The Company evaluates the collectibility of these receivables, which in some instances is based upon future growth of mutual fund assets, and has placed an allowance of $64,488 against the gross receivable balance as of June 30, 2003.

Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenues. The Company records revenues during the period for which services were rendered.

Advertising Costs. The Company expenses advertising costs as they are incurred. Certain sales materials, which are considered tangible assets, are capitalized and then expensed during the period in which they are distributed. At June 30, 2003, the Company had capitalized sales materials of approximately $11,000, which is included in prepaid expenses and other assets on the Statement of Financial Condition. Net advertising expenditures were approximately $242,000 for the fiscal year ended June 30, 2003, and are included in general and administrative expenses on the Statement of Operations. Included in advertising, as well as distribution expenditures, are approximately $30,000 of mailing services that were paid to A&B Mailers, a wholly owned subsidiary of USGI.

3. Income Taxes.

The Company records income taxes under Financial Accounting Standards Board Statement No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. At June 30, 2003, the Company had a deferred tax asset of approximately $972,000, which consists entirely of operating losses from current and prior years. A valuation allowance has been placed against the entire deferred tax asset at June 30, 2003.

The Company's federal income tax provision is determined as if it filed a separate return using a 34% federal tax rate, which is the same rate used by USGI. USGB's operating results are included in the consolidated federal income tax return filed by USGI using a fiscal year-end of June 30, 2003. USGI does not reimburse USGB for tax losses passed from USGB to USGI.

U.S. Global Brokerage, Inc.

Notes to Financial Statements (continued)

4. Net Capital Requirements

USGB is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2003, USGB had net capital of $82,013, which was $57,013 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 1.18 to 1.

5. Additional Paid-In Capital

USGB's parent, USGI, made capital contributions of $828,925 to USGB for the year ended June 30, 2003. Included in this amount are $203,925 of expenses paid by USGI on USGB's behalf. The remaining $625,000 are cash contributions.

Supplemental Schedules

U.S. Global Brokerage, Inc.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2003

Computation of Net Capital

Total stockholder's equity		$	303,800
Deductions:			
Net commissions and other receivables from affiliates	75,717		
Prepaid expenses and other assets	96,508		
Haircut on money market funds	4,562		
Other deductions and/or charges	45,000		
			221,787
Net capital		$	82,013

Computation of Basic Net Capital Requirements

Minimum net capital required	$	25,000
Excess of net capital	$	57,013
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	72,363

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$	61,556
Accounts payable to affiliates		34,947
Total aggregate indebtedness	$	96,503
Ratio of aggregate indebtedness to net capital		1.18 : 1

Reconciliation with Company's Computation

No material differences exist between the net capital reported in the Company's Part II (unaudited) FOCUS Report for the quarter ended June 30, 2003, and the Company's audited financial statements for the year ended June 30, 2003.

U.S. Global Brokerage, Inc.

Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(1)(i) of that rule.

Supplemental Report



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
U.S. Global Brokerage, Inc.

In planning and performing our audit of the financial statements of U.S. Global Brokerage, Inc. (the Company) for the year ended June 30, 2003, we considered the Company's internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded

Board of Directors
U.S. Global Brokerage, Inc.

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Securities and Exchange Commission's criteria.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than these specified parties.

Ernst + Young LLP

August 8, 2003